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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


For Annual Report of Employee Stock Purchase, Savings and Similar Plans Pursuant
            to Section 15 (d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000
                                       OR


[  ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                   For the transition period from      to
                                                 ------  -----

                         Commission file number 1-13762

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   RECKSON MANAGEMENT GROUP, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:


                         RECKSON ASSOCIATES REALTY CORP.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 694-6900



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

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reckson Management Group, Inc. 401(k) Plan

Year Ended December 31, 2000 with Report of Independent Auditors

                   Reckson Management Group, Inc. 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule


                          Year ended December 31, 2000




                                    CONTENTS


Report of Independent Auditors...........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.........................2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2000...................................................................................3
Notes to Financial Statements............................................................................4

Supplemental Schedule

Schedule H, Line 4(i) - Assets Held for Investment  at December 31, 2000................................10


                         Report of Independent Auditors

Plan Administrator
Reckson Management Group Inc. 401(k) Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Reckson Management Group, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment at December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst Young LLP

New York, New York
June 26, 2001

                   Reckson Management Group, Inc. 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31,
                                                        2000             1999
                                                     ---------------------------

ASSETS
Investments (Note 3)                                 $2,815,868       $3,386,260

Receivables:
   Participant contributions                              3,707           46,883
   Participant loans                                     56,948           56,527

Cash                                                    297,983          235,329
                                                     ---------------------------
Net assets available for benefits                    $3,174,506       $3,724,999
                                                     ===========================


See accompanying notes.

                   Reckson Management Group, Inc. 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

Additions:
 Additions to net assets attributed to:
  Investment income:
    Interest and dividends                                          $   197,354
  Participant contributions                                           1,089,344
                                                                    -----------
Total additions                                                       1,286,698
                                                                    -----------

Deductions:
 Net realized and unrealized depreciation in fair value of
  investments (Note 3)
                                                                     (1,564,056)
  Benefits paid to participants                                        (273,135)
                                                                    -----------
Total deductions                                                     (1,837,191)
                                                                    -----------
Net decrease in net assets available for benefits                      (550,493)

Net assets available for benefits:
 Beginning of year                                                    3,724,999
                                                                    -----------
 End of year                                                        $ 3,174,506
                                                                    ===========


See accompanying notes.

                   Reckson Management Group, Inc. 401(k) Plan

                          Notes To Financial Statements

                                December 31, 2000




1. DESCRIPTION OF THE PLAN

The following description of the Reckson Management Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The purpose of the Plan is to provide eligible employees of Reckson Management Group, Inc. (the "Employer") and its related companies (collectively, the "Affiliates") that participate in the Plan (collectively, the "Participating Employers") with an opportunity to increase their savings on a tax-favored basis. Shares of the Class A common stock of Reckson Associates Realty Corp. ("Reckson") and the common stock of FrontLine Capital Group ("FrontLine") are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the following Participating Employers who have completed six months of service and are age twenty-one or older. The following Participating Employers participated in the Plan during the years ended December 31, 2000 and 1999:

FrontLine Capital Group

Reckson Management Group, Inc.

Reckson Construction Group, Inc. ("RCG")

RANY Management Group, Inc. ("RANY")

Reckson Strategic Venture Partners, LLC ("RSVP")

Additionally, the Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). FrontLine and RSVP ceased to be affiliates of the Employer under ERISA at the time they were spun-off by Reckson, in June 1998.

                   Reckson Management Group, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan (subject to the limitations of section 401(k) of the Internal Revenue Code). Participants may also rollover amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2000, the Plan offered 15 mutual funds, the Class A common stock of Reckson and the common stock of FrontLine as investment options for participants. Additional discretionary matching contributions may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

For the years ended December 31, 2000 and 1999, the Participating Employers have not made any contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of the Plan's administrative expenses, if not paid by the Employer. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their contributions. Additionally, a participant vests ratably in employer matching contributions, if any, based on five years of credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the U.S. prime lending rate plus one-half percentage point.

                   Reckson Management Group, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or receive annual installments.

PLAN TERMINATION

On January 1, 2001, the Plan was amended to, among other things, change the employer and administrator under the Plan from the Employer to FrontLine (see note 7). Additionally in 2001, FrontLine terminated the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                   Reckson Management Group, Inc. 401(k) Plan

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                           DECEMBER 31,
                                                        2000        1999
                                                     ----------------------

Merrill Lynch Balanced Capital Fund, Inc.            $ 200,910   $        *
Merrill Lynch Global Allocation Fund                   370,349      252,979
Merrill Lynch Growth Fund                              526,403      786,996
Merrill Lynch S&P 500 Index Fund                       387,353      299,053
Merrill Lynch Fundamental Growth                       181,477            *
Reckson Associates Realty Corp.
   Class A Common Stock                                339,640      200,627
FrontLine Capital Group Common Stock                   318,334    1,357,477

* Investment was less than 5% of the Plan's net assets available for benefits.

During the year ended December 31, 2000, the investments of the Plan appreciated (depreciated) in fair value as follows:


Merrill Lynch Balanced Capital Fund, Inc.                               $    (9,796)
Merrill Lynch Corp. Bond Fund/ Invest. Grade                                  2,024
Merrill Lynch Fundamental Growth                                            (30,652)
Merrill Lynch Global Allocation Fund                                          4,213
Merrill Lynch Growth Fund                                                  (160,941)
Merrill Lynch S&P 500 Index Fund                                            (36,243)
Merrill Lynch Global Growth Fund                                            (12,899)
Merrill Lynch Global Technology Fund                                        (19,809)
AIM Balanced Fund                                                              (570)
AIM Blue Chip Fund                                                           (6,020)
Alliance Premium Growth Fund                                                (38,536)
Alliance Technology Fund                                                    (44,917)
Merrill Lynch Global Value Fund                                             (26,261)
Mercury International Fund                                                      (38)
Merrill Lynch International Equity Fund                                        (676)
Reckson Associates Realty Corp. Class A Common Stock                         55,821
FrontLine Capital Group Common Stock                                     (1,238,756)
                                                                        -----------
 Net realized and unrealized depreciation in fair value of investments  $(1,564,056)
                                                                        ===========


                   Reckson Management Group, Inc. 401(k) Plan

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 of the Plan was prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
                                                            DECEMBER 31,
                                                       2000             1999
                                                   -----------------------------

Net assets available for benefits per the
 financial statements                              $ 3,174,506      $ 3,724,999
Participant contributions receivable                    (3,707)         (46,883)
                                                   -----------      -----------
Net assets available for benefit per
 Form 5500                                         $ 3,170,799      $ 3,678,116
                                                   ===========      ===========

5. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, the Plan received $17,008 and $18,438 , respectively, in common stock dividends from Reckson.

6. INCOME TAX STATUS

The Internal Revenue Service issued an opinion dated June 29, 1993, stating that the written form of the underlying prototype plan document is qualified under
Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under
Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

7. SUBSEQUENT EVENT

On January 1, 2001, the Employer created the Reckson 401(k) Plan (the "2001 Plan") for the benefit of its employees of the Employer, RCG and RANY. In addition, RSVP created its own 401(k) plan for the benefit of its employees. As a result, the Employer, RCG, RANY and RSVP ceased to be Participating Employers under the Plan leaving FrontLine as the sole remaining Participating Employer under the Plan and the administrator of the Plan. During 2001, FrontLine terminated the Plan and distributed the remaining Plan assets to the remaining participants.

                   Reckson Management Group, Inc. 401(k) Plan

7. SUBSEQUENT EVENT (CONTINUED)

The 2001 Plan provides eligible employees with benefits similar to those of the Plan. Eligible employees began making contributions to the 2001 Plan in January 2001 based upon December 2000 salary deferrals. Assets and liabilities attributable to the employees in the Plan were transferred to the respective plans maintained by the Employer and RSVP.

                              SUPPLEMENTAL SCHEDULE

                   Reckson Management Group, Inc. 401(k) Plan

               Schedule H, Line 4(i) - Assets Held for Investment

                                December 31, 2000


                                                                     FAIR MARKET
INVESTMENT                                                              VALUE
--------------------------------------------------------------------------------

Merrill Lynch Balanced Capital Fund, Inc. (*)                      $  200,910

Merrill Lynch Corp. Bond Fund/Invest. Grade(*)                         95,893

Merrill Lynch Fundamental Growth(*)                                   181,477

Merrill Lynch Global Allocation Fund(*)                               370,349

Merrill Lynch Growth Fund(*)                                          526,403

Merrill Lynch S&P 500 Index Fund(*)                                   387,353

Merrill Lynch Global Growth Fund(*)                                    44,711

Merrill Lynch Global Technology Fund(*)                                36,781

AIM Balanced Fund                                                       6,538

AIM Blue Chip Fund                                                     59,848

Alliance Premium Growth Fund                                          124,082

Alliance Technology Fund                                              110,868

Merrill Lynch Global Value Fund (*)                                     4,724

Mercury International Fund(*)                                           3,256

Merrill Lynch International Equity Fund(*)                              4,701

Reckson Associates Realty Corp. Class A Common Stock(*)               339,640

FrontLine Capital Group Common Stock(*)                               318,334
                                                                   ----------
                                                                   $2,815,868
                                                                   ==========

Loans to participants at interest rates between 8.33% and 10.00%   $   56,948
                                                                   ==========

(*) Indicates party-in-interest to the Plan as defined under ERISA.

                   RECKSON MANAGEMENT GROUP, INC. 401(K) PLAN



Exhibits
--------


23.0     Consent of Independent Auditors





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        Reckson Management Group, Inc. 401(k) Plan
                            By:  FrontLine Capital Group, as Plan Administrator

Date:    June 28, 2001         By:      /s/ Michael Maturo
                               ---------------------------
                               Michael Maturo
                               Director and Treasurer